July 10, 2019

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah
Kevin Kuhar
Thomas Jones
Heather Percival

Re:	Restoration Robotics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 20, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 15, 2019
File No. 001-38238
CIK No. 0001409269

Ladies and Gentlemen:

We, Restoration Robotics, Inc. (the “Company”) hereby submit this letter in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter from the Staff dated July 3, 2019 (the “Staff Letter”) regarding the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

In response to the Staff Letter, we have filed a Second Amendment to the Form 10-K for the Fiscal Year Ended December 31, 2019 (the “Form 10-K/A”) and an Amendment to the Form 10-Q for the Quarterly Period Ended March 31, 2019 (the “Form 10-Q/A”). The Company previously filed a Form 10-K for the Fiscal Year Ended December 31, 2019 on March 20, 2019 (the “Filed 10-K”) and previously filed a Form 10-Q for the Quarterly Period Ended March 31, 2019 on May 15, 2019 (the “Filed 10-Q”).

The following responses are numbered in accordance with the comments in the Staff Letter. For your convenience, we restate the comment from the Staff Letter in bold before each response.

July 10, 2019

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibit Index, page 109

1.

The consent of Grant Thornton LLP included in Exhibit 23.1 refers to their report dated March 19, 2019, although their audit report included on page 80 of the Form 10-K is dated March 20, 2019. Please amend your filing to have Grant Thornton LLP provide a consent that refers to the correct audit report date.

Response: The Company respectfully advises the Staff that it has filed the Form 10-K/A to amend the Filed 10-K to correct the date of the Grant Thornton LLP audit report to March 20, 2019.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Item 6. Exhibits, page 67

2.

We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has filed the Form 10-Q/A to amend the Filed 10-Q to provide the revised certifications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 883-6759 or by fax at (408) 883-6889 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ryan Rhodes

Ryan Rhodes
President and Chief Executive Officer
Restoration Robotics, Inc.

cc:	Mark Hair, Restoration Robotics, Inc.
Tuan Le, Restoration Robotics, Inc.
Brian Cuneo, Latham & Watkins LLP
Phillip S. Stoup, Latham & Watkins LLP